December 3, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (312) 573-1313

Mr. Joseph Wagner, Chief Executive Officer
XA, Inc.
John Hancock Center
875 North Michigan Avenue, Suite 2626
Chicago, IL   60611

RE: XA, Inc.
　　　　File No. 000-32885
　　　　Form 10-KSB for the year ended December 31, 2006
　　　　Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Wagner:

We issued comments to you on the above captioned filing on October 2, 2007**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December17, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December17, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jorge L. Bonilla at 202-551-3414 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant